UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

26 April 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Metal Storm Limited advises that it has received the following communication from Mr & Mrs J.M. O’Dwyer in relation to the intended sale of a portion of their holdings in the company.

"As the major shareholder in Metal Storm (holding 38% incl associates) Rhonda and I announced in Feb 2005 that it was our intention to sell half of our holding, off market, as company supportive opportunities became available.

Since then we have sold no shares at all because no institutional or significant potential buyer has satisfied us that they are likely to be long term investors.  It remains our intention to continue to deal with any potential sale on that basis.  We will not be selling where, in our view, that is detrimental to Metal Storm.

We should advise also that we intend to take up our SPP entitlements.

Sincerely,

Michael and Rhonda O’Dwyer.”

Yours faithfully,

James D MacDonald
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: May 3, 2006	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary